THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
                              76 SOUTH MAIN STREET
                                AKRON, OHIO 44308



                                                          June 20, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

VIA EDGAR
---------

      Re: Application for Withdrawal of Registration Statement on Form S-4
                         (File No. 33-55513), as amended

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, The Cleveland Electric Illuminating Company (the "Company") hereby applies to the Securities and Exchange Commission (the "Commission") for the withdrawal of its Registration Statement on Form S-4 (File No. 33-55513), declared effective as of April 12, 1995, with respect to the registration of 2,300,000 additional shares of its preferred stock (the "Registration Statement").

         The Company entered into an Agreement of Merger with The Toledo Edison Company ("Toledo Edison") dated as of April 12, 1994, in contemplation of a merger of Toledo Edison with and into the Company (the "Proposed Merger"). At the time, the Company and Toledo Edison were wholly owned subsidiaries of Centerior Energy Corporation, which itself merged with and into FirstEnergy Corp. ("FirstEnergy") in 1997. Both companies are currently wholly owned subsidiaries of FirstEnergy. The Registration Statement was originally filed in order to register additional shares of the Company's preferred stock to be issued to holders of Toledo Edison preferred stock in connection with the Proposed Merger. For business reasons, FirstEnergy and the Company subsequently determined not to proceed with the Proposed Merger. The Company therefore never issued or sold any shares of the preferred stock registered under the Registration Statement.

         The Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement and enter an order granting such withdrawal. Upon grant of the Commission's consent hereto, please return a dated copy of the order, which shall state, "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

         If you should have any questions with regard to this application for withdrawal, please do not hesitate to contact the undersigned at (330) 384-5889 or our counsel, Lucas F. Torres of Pillsbury Winthrop LLP, at (212) 858-1980.

                                        Very truly yours,

                                       THE CLEVELAND ELECTRIC
                                            ILLUMINATING COMPANY


                                       By:      /s/Thomas C. Navin
                                                ------------------
                                       Name:    Thomas C. Navin
                                       Title:   Treasurer




cc:  Lucas F. Torres